UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F
NCB Innovation Centre
No. 888 Lai Chi Kok Road
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Bitcoin Purchase Agreement and Assignment

On August 20, 2025, the Company entered into a Bitcoin purchase agreement (the “Bitcoin Purchase Agreement”) with Winning Mission Group Limited (the “Seller”), a company incorporated under the laws of the British Virgin Islands, an independent arms-length third party, for the purchase of 4,250 Bitcoins, in the consideration of US$482,961,500 (an average price of US$113,638 per Bitcoin) (the “Consideration”), payable at the Closing (as defined in the Bitcoin Purchase Agreement) which is anticipated to occur on or prior to December 31, 2025, in the form of (i) a convertible promissory note with a principal amount of US$482,961,500; and (ii) a warrant to purchase 402,467,916 Ordinary Shares of the Company (the “Transaction”).

Concurrent with entry into the Bitcoin Purchase Agreement, (i) the Company; (ii) the Seller; and (iii) Rich Plenty Investment Limited, a company incorporated under the laws of the British Virgin Islands, an independent arms-length third party, (the “Assignee”), entered into an assignment agreement (the “Assignment Agreement”), pursuant to which the Seller assigns to the Assignee the interest in 50% of the value of the Consideration, in consideration of the Assignee issuing a promissory note to the Seller in the amount of 2,125 Bitcoins (the “Assignment”). Therefore, pursuant to the Bitcoin Purchase Agreement and the Assignment, the Company shall issue to each of the Seller and the Assignee (i) a convertible promissory note with a principal amount of US$241,480,750 (each the “Note”); and (ii) a warrant to purchase 201,233,958 Ordinary Shares (each the “Warrant”) of the Company, as consideration of the purchase of 4,250 Bitcoins.

Convertible Promissory Note

Upon the Closing, the Company shall issue a Note to the name of the Seller and the Assignee or their respective designee/assignee in the principal amount of US$241,480,750 and US$241,480,750, respectively, in a transaction excluded from registration under the Securities Act of 1933, as amended.

Pursuant to the Note, the maturity date is 120 months from the original issuance date of the Note, subject to acceleration pursuant to the terms of the Note. Interest shall accrue on the unpaid principal balance of the Note at the rate of 3% per annum from the date of the Note until the Note is paid in full.

At any time after the original issuance date, the Note shall be convertible (in whole or in part) at the option of the holder into such number of fully paid and non-assessable Ordinary Shares in the following formula: Conversion Shares (as defined in the Bitcoin Purchase Agreement) equal to dividing (i) the portion of the outstanding principal and any accrued and unpaid interest thereon that the holder elects to convert; by (ii) the conversion price (the “Conversion Price”) then in effect on the date on which the holder delivers a notice of conversion to the issuer. The Conversion Price shall be US$1.20, subject to adjustment provided in the Note, such as share subdivision, combination, reclassification, exchange or substitution. The holder shall not have right to convert any portion of the Note pursuant to the aforementioned mechanism to the extent that after giving effect to such issuance after conversion would beneficially own in excess of the Beneficial Ownership Limitation (as defined in the Note to be 4.99% of the number of Ordinary Shares outstanding at the time of the respective calculation).

Warrant

Upon the Closing, the Company shall issue a Warrant to the name of the Seller and the Assignee or their respective designee/assignee to purchase up to 201,233,958 and 201,233,958 Ordinary Shares, respectively, at an exercise price of US$1.25 per Ordinary Shares (as adjusted from time to time, under the mechanism in the Warrant), in a transaction exempted from registration under the Securities Act of 1933, as amended. The holder shall not have right to exercise any portion of the Warrant to the extent that after giving effect to such issuance after exercise, the holder would beneficially own in excess of the Beneficial Ownership Limitation (as defined in the Warrant to be 4.99% of the number of Ordinary Shares outstanding at the time of the respective calculation).

The Warrant shall be exercisable, in whole or in part, during the term commencing on the issuance date of the Warrant until the 12th year anniversary of the issuance date.

The foregoing descriptions of the Transaction, the Note, the Warrant and the Assignment Agreement are summaries of the material terms thereto and do not purport to be complete and are qualified in its entirety by reference to the Bitcoin Purchase Agreement, the Note, the Warrant and the Assignment Agreement, each of which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Bitcoin Purchase Agreement between Ming Shing Group Holdings Limited and Winning Mission Group Limited dated August 20, 2025
99.2	Form of Convertible Promissory Note to be issued by the Company
99.3	Form of Warrant to be issued by the Company
99.4	Assignment Agreement among Ming Shing Group Holdings Limited, Winning Mission Group Limited and Rich Plenty Investment dated August 20, 2025
99.5	Press Release dated August 20, 2025 – Ming Shing Group Holdings Limited Announces Entering of a Bitcoin Purchase Agreement for the Purchase of 4,250 Bitcoins

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: August 20, 2025	By:	/s/ Wenjin Li
	Name:	Wenjin Li
	Title:	Chairman of the Board and Chief Executive Officer

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